
13030127



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68049 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mertz & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N1629 County Road P
(No. and Street)

| Rubicon | WI | 53078 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Mertz (262) 523-4200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

| 1233 North Mayfair Rd, Suite 302 | Milwaukee | WI | 53226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/8/13

# OATH OR AFFIRMATION

I, Linda Mertz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mertz & Associates, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SCOTT HEINS
NOTARY
PUBLIC
STATE OF WISCONSIN


Signature

President

Title

Notary Public

My Commission expires 1/11/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RPB CPAs
A century of new ideas



## INDEPENDENT AUDITORS' REPORT

Board of Directors
Mertz Associates, Inc.
Rubicon, Wisconsin

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mertz Associates, Inc. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 7, 2013
Milwaukee, Wisconsin

**MERTZ ASSOCIATES, INC.**
Rubicon, Wisconsin

**Statement of Financial Condition**
December 31, 2012

**ASSETS**

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and equivalents | $ | 261,697 |
| Accounts receivable | | 888 |
| Prepaid expenses | | 8,448 |
| **Total current assets** | | 271,033 |
| | | |
| **Property and Equipment:** | | |
| Cost | | 47,996 |
| Less - Accumulated depreciation | | (32,473) |
| **Net property and equipment** | | 15,523 |
| | | |
| **Total assets** | $ | 286,556 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts payable | $ | 235 |
| Accrued payroll, taxes and withholding | | 64,702 |
| Other payables | | 11,807 |
| **Total current liabilities** | | 76,744 |
| | | |
| **Stockholder's Equity:** | | |
| Common stock | | 100 |
| Additional paid in capital | | 200,081 |
| Retained earnings | | 9,631 |
| **Total stockholder's equity** | | 209,812 |
| | | |
| **Total liabilities and stockholder's equity** | $ | 286,556 |

The accompanying notes to financial statements
are an integral part of these statements.

**MERTZ ASSOCIATES, INC.**
Rubicon, Wisconsin

**Notes to Financial Statements**
December 31, 2012

## 1. Summary of Significant Accounting Policies

### Business Activity

The Company was incorporated in the state of Wisconsin on January 27, 1981. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is strategic consulting with middle market companies.

### Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

### Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2012. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

### Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

### Property and Equipment

Property and equipment is carried at cost. Depreciation, based on estimated useful lives of assets, is calculated on both the straight-line and accelerated methods for both financial accounting and income tax purposes.

Useful lives are estimated as follows:

| | |
|---|---|
| Computer equipment | 5 years |
| Office furniture and fixtures | 5-7 years |
| Leasehold improvements | 15 years |

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Income Taxes

The Company, with the consent of its stockholder, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2009 and Wisconsin income tax examinations for years ending before December 31, 2008.

## 1. Summary of Significant Accounting Policies (Continued)

### Revenue Recognition

Commissions are recognized when earned.

### Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 7, 2013.) There were no subsequent events that required recognition or disclosure.

## 2. Property and Equipment

Property and equipment consist of the following:

| | | |
|---|---|---|
| Furniture | $ | 26,517 |
| Equipment | | 5,317 |
| Leasehold improvements | | 16,162 |
| Less accumulated depreciation | | (32,473) |
| Total | $ | 15,523 |

Depreciation for the year ended December 31, 2012 amounted to $1,647.

## 3. Net Capital Requirements

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 10 to 1. At December 31, 2012, the Company's net capital and required net capital were $184,953 and $5,116, respectively. The ratio of aggregate indebtedness to net capital was .41 to 1.

## 4. Common Stock

Common stock consists of 2,800 authorized, 100 issued and outstanding $1 par value shares.

## 5. Leases

The Company currently uses a building renovated to be an office located on the same premises as the Company's sole shareholder residence. The Company does not pay rent for the use of this space. The previous office space was being subleased and expired on July 31, 2012. Rent expense for 2012 was $5,452.

## 6. Other Benefits

The Company sponsors a long-term care plan (Plan) for the two employees. The Company's Plan expense for the year was $13,610.

## 7. Advertising Expenses

Advertising expenses are expensed as incurred by the Company. The advertising expense for the year ended December 31, 2012 was $414.

## 8. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## 9. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

## 10. Related-Party Activity

Mertz Associates, Inc. has a common paymaster agreement with a related-party.

Common expenses are allocated between the Company and the related-party based upon an agreed-upon allocation. In 2012, Mertz Associates, Inc. paid $2,387 to a related-party.

## 11. Concentrations

Cash and cash equivalents are maintained at an area financial institution. Balances may periodically exceed the federally insured limit of $250,000, although the Company has never experienced a loss related to these overages. Non-interest bearing account balances were fully insured at December 31, 2012 due to a federal program in effect through December 31, 2012.

MERTZ ASSOCIATES, INC.
Rubicon, Wisconsin

## Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

December 31, 2012

| | | |
|---|---|---|
| **Aggregate Indebtedness** | | |
| Accounts payable | $ | 12,042 |
| Accrued expenses | | 64,702 |
| Total Aggregate Indebtedness | $ | 76,744 |
| Minimum required net capital (6 2/3% of aggregate indebtedness) | $ | 5,116 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| **Computation of Basic Net Capital Requirement:** | | |
| Stockholder's equity | $ | 209,812 |
| Deductions: | | |
| Receivables | | (888) |
| Prepaid expenses | | (8,448) |
| Property and equipment | | (15,523) |
| Net Capital | | 184,953 |
| Net capital requirement (minimum) | | 5,116 |
| Capital in excess of minimum requirement | $ | 179,837 |
| Ratio of aggregate indebtedness to net capital | | 0.41 to 1 |

**Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):**

| | | |
|---|---|---|
| Net capital, as reported in Company's Amended Part IIA (unaudited) FOCUS report: | $ | 184,953 |

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3**

Mertz Associates, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.**

Mertz Associates, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

**Independent Auditors' Report on Internal Control**

Board of Directors
Mertz Associates, Inc.
Rubicon, Wisconsin

In planning and performing our audit of the financial statements of Mertz Associates, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

**Segregation of Duties**

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Mertz Associates, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reilly, Penner and Benton, LLP
February 7, 2013
Milwaukee, Wisconsin